02045392

Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-17 or 15d-17 of
the Securities Exchange Act of 1934

PE 6-28-02

For the month of June 2002

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

Hideki Ishida
Managing Director
General Manager of
Business Systems Administration Group

Date: June 26, 2002

(Translation)

June 26, 2002

To Our Shareholders:

Yasuo Nishiguchi, President and Director
Kyocera Corporation
6 Takeda Tobadono-cho, Fushimi-ku, Kyoto

Notice of Resolution for the 48th Ordinary General Meeting of Shareholders

We hereby give notice that the matters set forth below were reported or resolved at the 48th Ordinary General Meeting of Shareholders, which was held on the date hereof.

Matters reported:

The business report, balance sheet and statement of income with respect to the 48th fiscal year (from April 1, 2001 to March 31, 2002)

The contents of the financial statements above were reported.

Matters resolved:

Agendum No. 1: Approval of proposed appropriation of retained earnings for the 48th fiscal year

It was resolved, as proposed by the Company, that the amount of cash dividends to shareholders should be 30 yen per share.

Agendum No. 2: Amendments to the Articles of Incorporation

It was resolved, as proposed by the Company, that the Articles of Incorporation of the Company shall be amended as necessary to reflect amendments to the Commercial Code.

Agendum No. 3: Election of a Statutory Auditor

Mr. Atsushi Mori was elected as a Statutory Auditor.

Agendum No. 4: Acquisition by the Company of its Own Stock

It was resolved, as proposed by the Company, that during the period from the end of the Ordinary General Meeting of Shareholders held today to the end of the next Ordinary General Meeting of Shareholders, in accordance with Article 210 of the Commercial Code, the Company would purchase up to 5,000,000 shares of its own Common Stock for maximum consideration in the amount of 50 billion yen.

Agendum No. 5: Issuance of Stock Acquisition Rights for Granting Stock Options

It was resolved, as proposed by the Company, that in order to provide stock options to Directors, Statutory Auditors and employees of the Company and its affiliates, the Company would issue stock acquisition rights pursuant to Articles 280-20 and 280-21 of the Commercial Code.

Agendum No. 6: Authorization of Payment of Retirement Allowance to a Retiring Director

It was resolved, as proposed by the Company, that the Company would pay retirement allowance to Mr. Atsushi Mori, in an amount in accordance with the standards prescribed by the Company.
It was also resolved that the particular amount, timing and method of payment of such allowance shall be determined by resolution of the Board of Directors.

Agendum No. 7: Authorization of Payment of Retirement Allowance to a Retiring Statutory Auditor

It was resolved, as proposed by the Company, that the Company would pay a retirement allowance to Mr. Osamu Fujisawa, in an amount in accordance with the standards prescribed by the Company.
It was also resolved that the particular amount, timing and method of payment of such allowance shall be determined through discussion among the Statutory Auditors.